Exhibit 4.1
INSURANCE CONTRACT
ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A.
AND
BBVA SEGUROS DE VIDA S.A.

IN SANTIAGO, CHILE, on December 22, 2004, before me, EDUARDO AVELLO CONCHA, Lawyer, Principal Notary Public of the Twenty-Seventh Notarial Office of Santiago, domiciled in this city at Orrego Luco 0153, Providencia, Santiago, there appeared:

Mr. GUSTAVO ALCALDE LEMARIE, Chilean, married, business administrator, bearing national identification card number 5.894.308-8, to represent ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. hereinafter called “The Administrator”, all domiciled in this city at Pedro de Valdivia 100, 16th floor in accordance with legal capacity evidenced by public deed dated April 30, 1996 executed in the Santiago Notarial Office of Mr. Mario Baros Gonzalez and Mr. FERNANDO TAFRA STURIZA, Chilean, married, business administrator, bearing national identification card number 4.778.406-9, and Mr. JAMES MURRAY TORREJON, Chilean, married, business administrator, bearing national identification card number 9.590.111-5 to represent BBVA Seguros de Vida S.A., hereinafter “The Company”, all domiciled in this city at Bandera 76, 6th floor, suite 602 in accordance with legal capacity evidenced by  public deed dated June 23, 2003 executed in the Santiago Notarial Office of Mr. José Musalem Saffie. The appearing parties, legal of age, evidence their identities by the aforesaid identity cards and state that they hereby enter into the following insurance contract to guarantee the financing of the obligations established in the Article 54 Decree Law 3,500, and its amendments, stating that expenditures demanding the execution of this deed are exclusively charged to the Company.

The GENERAL CONDITIONS of this contract are approved pursuant to Exempted Resolution N°386 dated August 18, 2004, of the Superintendency of Securities and Insurances for the survival and disability insurance policy to Pension Fund Administrators incorporated into the Policy Deposit under the code POL 204052, and are the following:

ARTICLE ONE: DEFINITIONS: For the purposes of this insurance policy, it is understood the term a) Insured: the Pension Fund Administrator that enters into the current survival and disability insurance contract. b) Affiliate: the worker incorporated to the Seniority, Survival and Disability Pension System created by the Decree Law 3,500 of 1980 through his/her affiliation process to a Pension Fund Administrator. c) Casualty: the decease or disability determination of an affiliate that triggers, as applicable, in accordance with the Decree Law 3,500 of 1980, the obligation of payments of temporary disability pensions, additional contributions or contributions made by the insurer. d) Total disabled: the affiliate declared as total disabled by the Medical Commission to which is stipulated in the Decree Law 3,500 of 1980, as a consequence of an illness or weakening of physical or intellectual capacities, suffering permanent undermining of at least two thirds of his/her working capacity. e) Partial disable: the affiliate declared as partial disabled by the Medical Commission to which is referred the Decree Law 3,500 of 1980, as a consequence of an illness or weakening of physical or intellectual capacities, suffering permanent undermining of a percentage equal or higher than to one-half, and less than to two thirds of his/her working capacity. f) Reference pension to the affiliate: it corresponds to the percentages of income base of affiliates contemplated in the Article 56 of the Decree Law 3,500 of 1980. It is understood as income base the one defined pursuant to Article 57 of the Decree Law 3,500 of 1980. g) Reference pension to the beneficiaries: it is the income obtained by multiplying the affiliate's reference pension by the proportion that each beneficiary is entitled to, in accordance with rules established in the Article 58 of Decree Law 3,500 of 1980. For these purposes, beneficiary is understood as a person who fulfills the requirements stipulated in the Decree Law 3,500 of 1980, to receive survival pensions at the moment of affiliate's decease, previously determined by the respective pension fund administrator through the legal pertinent means. h) Necessary capital: it is defined in the Article 55 of the Decree Law 3,500 of 1980. For the purposes of calculating the necessary capital, it shall be necessary to have in mind that the survival pensions are for life, except in the case of non-disabled children whose pensions are temporary until they reach 18 years of age and 24 years of age in the case of students, in accordance with Article 8 of the aforesaid legislation. Additionally, if at the moment of the affiliate' decease, he/she did not have any spouse entitled to receiving a pension, the referred pensions for the children would increase, being the percentage corresponding to the missing beneficiary distributed equally, excepting children from filiations by non-matrimonial with mothers entitled to receiving pensions. i) Additional contributions: it is defined in the first clause of the Article 53 of the Decree Law 3,500 of 1980. j) Contribution: it is defined in the third clause of the Article 53 of the Decree Law 3,500 of 1980.

ARTICLE TWO: COVERAGE: By virtue of this insurance policy, the insurer is obligated to pay to the pension fund administrator in the due form and cases, as stipulated in the Decree Law 3,500 of 1980, the pensions of affiliates qualified as total or temporary disabled through the initial disability determination; the additional contributions as a consequence of decease or total or temporary disability condition of the affiliates through final determination informed to the aforementioned pension fund administrator who are contemplated in the Article 54 of the Decree Law 3,500 of 1980; or the contribution in the case that affiliates qualified as total or temporary disabled in the initial determination were not entitled to receiving a definite disability pension. Only those casualties occurred during the enforcement of this contract will be covered by this policy.

ARTICLE THREE: EXCLUSIONS. The coverage established in the previous Article will not cover those casualties occurred by any of the following causes: a) affiliates taking part in an international war, whether Chile has or does not have intervention in such war; in a civil war inside or outside of Chile or in a mutiny or riot against the public order inside or outside the country, provided that the insured has active participation in such mutiny or riot. b) For fission or nuclear fusion or radioactive pollution stemming from or produced by hostilities. c) For those under the principles of Law Nº 16,744 or Law Nº 18,834 or any other legal disposition that contemplates protection against risks of labor accidents and labor diseases.

ARTICLE FOUR: LIFE ANNUITY OPTION. The insurer is obligated to purchase a life annuity policy on behalf of affiliates who exercise the option provided in the final clause of Article 62 of the Decree Law 3,500 of 1980, and pay a pension not lesser than the one established in such Law. In the case that the company was unable to fulfill this obligation, at demand of the affiliate or his/her beneficiaries, it will have to purchase on behalf of them the referred pension guaranteed by a company eligible to grant pension life annuities. It will be borne by such company the difference between the unique premium agreed and the balance of the transferred amount from the affiliate's capitalization account.

ARTICLE FIVE: OBLIGATIONS OF THE INSURED. The insured has the obligation to provide the Company all the information that permits to correctly evaluate the risk, and that it could influence the conditions of the contract. Likewise, once the casualty has occurred, the insured should place at the insurer's disposal the necessary information to support such casualty and to permit its cost determination.

ARTICLE SIX: PREMIUMS. The payments of premiums should be made in accordance with the provisions agreed between the parties in the Particular Conditions.

ARTICLE SEVEN: PAYMENT OF CASUALTY. Once the casualty has occurred, its payment will be due in accordance with the provisions set forth in Article 60 of the Decree Law 3,500 of 1980, in due time and proper form established in the Particular Conditions of this policy.

ARTICLE EIGHT: ARBITRATION. Any difficulty arisen between the insured, client or beneficiary, as applicable, and the company in relation with the insurance contract shed light on this policy, or in connection with its interpretation or application of its general or particular conditions, its compliance or non-compliance, or over any indemnity or obligation referred to the same, shall be resolved by an Arbitrator designated by common agreement of both parties. If the interested parties do not come to an agreement regarding the name of the Arbitrator, the Arbitrator shall be designated by the Ordinary Justice and in such case the Arbitrator will have faculties of an Arbitrator in connection with the proceeding, having to pronounce sentence according to law. Nevertheless the latter, the insured, the client or the beneficiary, as appropriate, shall be able to, by himself/herself and at any time, requests the Superintendency of Securities and Insurances to arbitrate the difficulties with the company when the amounts of the complained damages were not higher than 120 unidades de fomento in conformity with letter (i) of Article 3 of the Statutory Decree Law Nº 251 of the Treasury Department of 1931.

ARTICLE NINE: DOMICILE. For all the purposes, hereof, the domicile is allocated as the one indicated in the Particular Conditions of the policy.

PARTICULAR CONDITIONS OF THE AGREEMENT are the following:

ARTICLE FIRST: DURATION. The Contract will be indefinite effective from January 1, 2005, with the possibility of early termination by any of the parties through notification of at least 6 months earlier provided twelve months have passed since the enforcement of the contract. Notwithstanding the foregoing, if during the enforcement of the contract new legal disposition were published or administratively rules might be dictated whose content might affect significantly this contract, the parties by common agreement might modify it. In the case that the parties do not come to an agreement, any of them shall be able to early terminate the contract, with no right to indemnity. For that, the party should notify the other party though registered letter dispatched within thirty consecutive days followed by the publication date of the new law or the notification of resolution of administrative authority, where appropriate. The insurance contract will early terminate in the date set forth and agreed by both parties by common agreement in order that the Administrator calls a new bidding process. In the event that the parties do not come to agreement, the Arbitrator referred in the Article 8 of the General Conditions of this policy, should resolve.

ARTICLE SECOND: BENEFICIARY. The beneficiary of the insurance contract is Administradora de Fondos de Pensiones Provida S.A.

ARTICLE THIRD: COVERAGE. Nevertheless the mentioned in Article 3 of the General Conditions of the current policy, the coverage of the insurance will be extendable to casualties stemming from the affiliate's participation in mutiny or riots against the public order, inside or outside the country provided that the affiliate has active participation in such mutiny or riot.

ARTICLE FOURTH: AFFILIATES COVERED BY THE INSURANCE. The affiliates appointed in the Decree Law 3,500 of 1980 and its Regulation inserted in the Executive Decree Nº57, published in the Official Gazette dated March 28th, 1991 by the Ministry of Labor and Social Pension, and its amendments, according to the definitions indicated for each thereof: a) the affiliates that are contributing to the Administradora de Fondos de Pensiones Provida S.A. In compliance with the current legislation, it is outright assumed that an affiliate was contributing if his/her decease or initial disability determination occurs at the moment of rendering services, if he/she is a salaried-employed affiliate or he/she had contributed in the previous calendar month before such casualties in the case of self-employed affiliate. b) the salaried-employed affiliates who had stopped to render services for termination or cancellation of services, whose decease or disability determination in accordance with the initial determination arises within  the period of twelve months accounted from the last day of the month in which he/she had stopped to render services or they had been stopped, registering a minimum of six months of contributions in the previous year before the last day of the month in which they had stopped to render services or they had been cancelled. c) The self-employed workers covering the risk of disability or death in the same month in which they were mandatory contributing, not having contributed during the previous month, and for such purposes they pay the additional contribution corresponding to the month that they wish to cover, which at any rate, will cover such contingencies from the effective payment to the Administrator in conformity with Article 12 of the Executive Decree Nº57, previously mentioned. d) the retired affiliates for temporary or total disability in conformity with the initial determination, who are within the period of three years or within the period of six month referred in the Article 4 of the Decree Law 3,500 of 1980 or whose final disability determination were pending, deceasing or acquiring the entitlement of payment of disability pension in accordance with the final determination and that, at the date of disability as per the initial disability determination, fulfill with the requirements to his/her coverage, as described in letters (a), (b), or (c) above. If the final determination refused the disability determination or the affiliate did not attend to the summon during the period of six months previously mentioned, it will generate the right to a contribution referred in Article 53 of such legislation, unless the entitlement of disability pension had stopped due to death. The premium will integrally cover AFP Provida S.A. for its affiliates previously indicated, who have that capacity at the date of the beginning of the enforcement of the contract or that they acquire it during the enforcement of the contract, including casualties stemming from suicides, and it will finance the corresponding benefits for survival pensions without demanding period of affiliation.

ARTICLE FIFTH: INSURANCE RATE. The insurance will have a maximum casualty rate expressed as a percentage of taxable remunerations of affiliates covered by this contract that will be 1.27%. The monthly premiums will be paid during the entire contract's duration at a temporary monthly rate of 0.70% of such remunerations.

ARTICLE SIXTH: MONTHLY FIXED PREMIUM. Commencing on January 2005 and until the termination of the Contract, the Administrator will pay monthly to the Company an amount of money equivalent to 2,150 Unidades de Fomento according to the official par value of the effective day of payment, which will not be considered as premium of the contract for the purposes established below. The payments will be made together with the payments of the premiums established in the following article.

ARTICLE SEVENTH: TIME AND FORM OF PAYMENT FOR TEMPORARY PREMIUMS. Every twentieth day of each month or the previous banking business day, if it were not a banking business day, the Administrator will pay the Company a premium of variable amount resulting from the application of a temporary rate of 0.70% to the total of remunerations and monthly taxable income over which contributions had been made during the immediate previously month. It is agreed, however, that the Administrator will pay a monthly advance amount for the premium of such month, paying the next month the balance resulting from the corresponding settlement. The first amount of payment advance will be given on February 18, 2005 and will be equivalent to the value of 70,000 Unidades de Fomento according to the official per value of that day. The following advance amounts will be equivalent to 70% of the amount determined as variable premium during the previous month, calculated, as already indicated, using the temporary casualty rate. Consequently, the twentieth day of each month or the previous banking business day, if it were not a banking business day, the Administrator will pay the Company and advance amount of the premium to be collected that month together with the balance resulting from the settlement corresponding to the premium collected during the previous month. The premiums corresponding to contributions not timely paid by the employers or credited as leftovers, will be paid to the Company once the respective contributions have been collected or credited by the Administrator. In the case of delayed contributions, premiums will be paid with the same interest and adjustment that the employers had had paid to the Administrator, but they shall not include the extra-charge over interests established in the Article 19 of the Decree Law 3,500. The Administrator will pay the agreed premium through a nominative check on behalf of BBVA Seguros de Vida S.A. upon receiving the “Receipt of payment and settlement”, which will be adjusted to the type-format attached to the Circular Note Nº521 of the Superintendency of Pension Funds Administrators or which it modifies or replaces.

ARTICLE EIGHTH: DEFINITE PREMIUM. On completion of forty eight months of the termination date of the contract, the definite premium that the Administrator shall have to pay as the price of the insurance will be determined. For these purposes, a comparison will be made between the following: a) the amount of casualties paid, in process and occurred and not reported, whatever the case may be, expressed in Unidades de Fomento, and b) the amount resulting from the application of the maximum casualty rate of 1.27% of the taxable remunerations over which premiums were paid and/or accrued at 0.70%, expressed in Unidades de Fomento. From the comparison, if the amount of casualties were higher, the definite premium of the insurer shall become the maximum premium rate, as indicated in Article 5 above. On the contrary, if it is lower, the definite premium will be the amount determined according to letter (a) above.

ARTICLE NINTH: CALCULATION OF CASUALTY RATE. In order to determine definite premium of the insurance contract, the casualty rate arisen during the contract shall be calculated. For such analysis, it shall be considered the total amounts paid and/or accrued related to pensions, contributions and additional contributions, related to both casualties approved, as well as, those pending for approval, and those occurred but not reported. The technical reserves of casualties considered in the analysis will be those that have to be constituted as minimal reserves, as per the Law, according to Circular Note 967 of the Superintendency of Securities and Insurance. Consequently, those reserves voluntary increased will not be considered, even if such increase had been approved by the Superintendency. The accruals for premiums will be made by using the historical information held by the Administrator.

ARTICLE TENTH: MONTHLY FINANCIAL REVENUES. It is understood by monthly financial revenues the result of applying during the corresponding month the interest rate of calculation in accordance with Article 12 of the current contract, to the sum of cash flow of the same month plus the cumulative balance at the previous month. The cash flow of a certain month is the difference between the monthly premium paid and the casualties paid during the same month, expressed in Unidades de Fomento, for these effects the casualties correspond to the total of pensions, contributions and additional contributions paid in such month. The monthly fixed premium established in the previous Article 6, it is not included in the paid premium for this calculation. The cumulative balance in a certain month corresponds to the sum of the accrued balance in the previous month, plus the cash flow of such month plus the monthly financial revenues of the same period.

ARTICLE ELEVENTH: DETERMINATION AND PAYMENT OF DIFFERENCES OF PREMIUMS AND MONTHLY FINANCIAL REVENUES. On completion of forty eight months from the termination of the contract duration, the definite calculation of the difference of the premium to be paid will be made, which payment will be made the last business day of the fifty one month. However, by common agreement of the parties, this payment could be extended up to two annual periods. By difference of premium it will be understood the difference arisen between the monthly payments made for temporary rate premiums and/or accruals for premiums, and premiums for the effective casualty rate established in the agreement up to a maximum casualty rate agreed, according to the definition in the Exhibit one to which is referred to in Article 15 below. These amounts will be expressed in Unidades de Fomento and they will be settled and paid as indicated below. The parties, however, will make temporary payments from the difference between premiums and payments of the monthly financial revenues, as per also stated below. At the time of the twelfth month from the enforcement of the contract, that is, on December 31, 2005, the first temporary settlement will be made, which will be paid no longer than March 31 of the following year, which shall include the accrued interests between the date of calculation and the date of payment, at an interest rate agreed for determining the financial revenues. The settlement will contemplate 100% of the difference between the premium and the monthly financial revenues, calculated from the date of the enforcement of the contract for the twelve-month period until December 31, 2005. As of December 31, of the following years and until the definite settlement is carried out, new temporary settlements of premiums will be made as per the information gathered at each December, and the respective financial revenues calculated. In each temporary settlement and in the definite settlement, the amount paid since the enforcement of the contract will be considered. If at the moment of definite settlement, there still were amounts remaining on account of technical reserves stemming from casualties being processed, the 100% of such amounts will be added, in favor of the Administrator, to the payments previously mentioned. On the contrary, the accruals of premiums which remain pending at the same date will be added in 100% in favor of the Company, to the aforementioned payments.

ARTICLE TWELVETH: RATE OF THE MONTHLY FINANCIAL REVENUE. The monthly rate of financial revenue will be calculated as follows: the maximum rate between 0% and the result of multiplying by the 0.85 factor, the rate of return of the effective portfolio maintained by the insurer financed by the cash flows of the same month plus balance accrued in the previous month. For these effects, the effective portfolio will be understood as the investment instruments portfolio financed by cash flows of the same month plus the balance of cash flows accrued in the previous month of the survival and disability insurance contract, considering purchases, sales, maturities, capital events and anticipated redemptions transactions made in such portfolio during each period of measure. Return of the effective portfolio will be understood as the difference of the value of such portfolio expressed in percentages terms over the final balance of the accumulated cash flows as of the last day of the month under measurement. For measurement period will be understood the period of time lag between the last calendar day of the corresponding month of calculation and the last calendar day of the previous month. For the portfolio valuation, the relevant prices will be those obtained in transactions effectively made among them: purchases, sales, maturities, capital events and anticipated redemptions in the measurement period or otherwise, the prices indicated by the ticker symbol tape informed by the Superintendency of Pension Funds Administrators corresponding to the day of the respective measurement calculation.

ARTICLE THIRTEENTH: DETERMINATION AND PENSION PAYMENTS, CONTRIBUTIONS AND ADDITIONAL CONTRIBUTIONS. It will correspond to the Administrator to determine the incomes that will be considered in the calculation of each income base. It also will determine the amounts of pensions, contributions and additional contributions whose financing is necessary. The relative information regarding the Recognition Bond to be considered as the basis for the calculation of additional contributions will be those ones informed by the Administrator to the Company. The way of calculating the necessary capitals, additional contributions, disability pension of the initial determination and the contributions shall have to be adjusted to the technical rules established by the Superintendency of Pension Funds Administrators and the Superintendency of Securities and Insurance. Once this information is communicated to the Company for financing purposes, the payment shall be made to the Administrator during the three following business days, through a nominative check. For those payments of additional contributions for affiliates generating survival pensions, the information previously mentioned will be communicated to the Company only when the pertinent beneficiaries have submitted their survival pension claims or death benefit fund claim. Any other additional information that the insurer may request, either documental or interpretative information regarding the type of casualty, do not release the insurer of its obligation of paying and entering the contribution within the stipulated period. In all those cases of re-calculation of benefits already entered, the resulting differences shall be paid within ten business days, accounted from the communicating date of the respective claim. For these purposes it is stated that Administradora de Fondos de Pensiones Provida S.A. pays the temporary disability pensions the twentieth day of each month or the previous business banking day, if it were not a business banking day, therefore, the Company must promptly comply with its payment obligation in order to the Administrator has the funds the aforementioned day.

ARTICLE FOURTEENTH: INFORMATION AND REGISTRATION. The Company shall maintain at the Administrator's disposal a register containing information of casualties paid and casualties in process of payment. Likewise, the Administrator will have at the Company's disposal the supplementary information regarding casualties and collections amounts. Additionally and only for statistical reasons, the Administrator will maintain the information separately regarding payments and accruals of premiums that this contract comprises, whose duration is indefinite. In the same way, the Company will maintain the information regarding casualties.

ARTICLE FIFTEENTH: FORMULAS. The formulas included in document-Exhibit One that signed by the parties, is referred at the end of the registration of the current month under the number 227 that includes herein deed and it is understood as part of the contract are referred to a contract with indefinite duration.

ARTICLE SIXTEENTH: SUPPLEMENTARY PROVISIONS. In the absence of provisions of this Contract, those ones called by the Superintendency of Pension Funds Administrators and the Superintendency of Securities and Insurance that are pertinent will be applied. The legal capacity deeds are not inserted as they are known by the parties and by the Notary. In witness whereof, the parties appearing set their hands hereunto following a reading of these presents. A copy as provided. I ATTEST

GUSTAVO ALCALDE LEMARIE
ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A.

FERNANDO TAFRA STURIZA	JAMES MURRAY TORREJON
BBVA SEGUROS DE VIDA S.A.

EXHIBIT N˚1: PROVIDA’S CONTRACT  FORMULAS
(All values are expressed in UF)

Casualties (month J)	Sum (Additional Contributions, Contributions, Pensions (month J))

Cash flows (month J)	Temporary premium paid (month J) -Casualties paid (month J)

Maximum premium rate	it corresponds to a rate of 1.27% of taxable incomes

Temporary rate paid	it corresponds to a premium calculated at a rate of 0.70% of taxable incomes

Financial revenues (month J)	Accrued balance (month J-1) +Cash flows (month J) x I month (J)

I (Month J)	It corresponds to the monthly interest rate of the calculation in accordance with the elected offer

Accrued Balance (month J)	Accrued balance (month J-1) + financial revenues (month J) + Cash flows (month J) - financial revenues paid to the Administrator

Total amount of casualty	Amount of casualties paid to the date of settlement + amount of accrued casualties (casualties in process plus casualties occurred and not informed)

Monthly financial Revenue total	Sum of accrued financial revenues during the months of the period of calculation of such financial revenue.

Definite premiums	Premium at effective casualty rate up to the maximum rate agreed

Differences of premiums	Fixed temporary premium – definite premiums + differences of premiums already paid in previous pre-settlements to the insurer.

Interests over differences between
premiums and financial revenues	It corresponds to the monthly casualty rate agreed on the Contract applied over the difference of premium and financial revenues during the lag days from the date of pre-payments.

(Difference of premium + financial revenues) x (n x i) (month J/360) with n days lag of payment

Accruals of premiums	This accrual is obtained from the sum of two components and it is calculated in accordance with the follows:

	A)	Leftovers and Collection with incomplete documentation

	1)	The balance of leftovers are established as of December 31 stemming from contributions received with mistakes, deducing from them the premiums to be recovered

	2)	Leftovers with the proportion of correct and incorrect identifications. It is assigned a recovery of 90% to the correct identifications and 70% to the incorrect identifications.

	3)	Collection with incomplete documentation. It is assigned a recovery of 95% of the premiums deduced from them in the point A1.

	B)	Declarations receivables

According to the performance observed in the recovery of our amounts collected, it is applied the parameters of non receivable amounts and historical payments for the periods affected.

AMENDMENT OF THE INSURANCE CONTRACT
ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A.
TO
BBVA SEGUROS DE VIDA S.A.

IN SANTIAGO, CHILE, on January 4, 2008, before me JUAN EDUARDO AVELLO SAN MARTIN, Lawyer, Alternate Notary Public to Mr. Eduardo Avello Concha, Regular Notary of the Twenty-Seventh Notarial Office of Santiago of Mr. Eduardo Avello Concha, as per Judiciary Decree entered into the records Nº364 of December 2007 of this office, with a place of business at Orrego Luco 0153, Providencia, Santiago, there appeared:

Mr. JUAN CARLOS REYES MADRIAZA, Chilean, married, Civil Engineer (Math), bearing national identification card number 7.382.629-2, to represent in his position, as creditable, as interim Chief Executive Officer of ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. hereinafter called “The Administrator”, both domiciled in this city at Pedro de Valdivia 100, 16th floor, Providencia, and Mr. FERNANDO TAFRA STURIZA, Chilean, married, business administrator, bearing national identification card number 4.778.406-9 and Mr. JAMES MURRAY TORREJON, Chilean, married, business administrator, bearing national identification card number 9.590.111-5  in representation of BBVA SEGUROS DE VIDA S.A. hereinafter “The Company” both domiciled in this city at Bandera 76, 6th floor, suite 602, both appearing parties, legal age, evidence their identities by the aforesaid identity cards and state that they hereby enter into the modification of the insurance agreement stating that expenditures demanding the execution of this deed are exclusively charged to the Company.

FIRST. By public deed dated December 22, 2004, executed in the Santiago Notarial Office of Eduardo Avello Concha, the appearing parties entered into an Insurance Contract to guarantee the financing of the obligations established in the Article 54 Decree Law 3,500, and its amendments.

SECOND. Through the Circular Note No 1,459 of the Superintendency of Pension Fund 1,459 Administrators and General Rule No 207 of the Superintendency of Securities and Insurance, both dated on August 31, 2007, such regulatory bodies established new mortality tables MI-2006, men and women for disabled pensioned affiliates and disabled beneficiaries of survival pensions; and table B-2006, men and women for non-disabled beneficiaries of survival pensions that will effective beginning on February 1, 2008.

THIRD. Through Circular Note No 1,460 of the Superintendency of Pension Fund Administrators dated September 21, 2007, such Regulator established the applicable rules of the new mortality tables referred in the Number Second above.

FOURTH. That the referred mortality tables will be effective beginning on February 1, 2008.

FIFTH. That the application of the referred new mortality tables will significantly affect the Insurance Contract referred in Number First above.

SIXTH. That the aforementioned insurance contract referred in the Number First  above, in the Article 1 of the particular conditions establishes that “if during the duration of the contract new legal disposals were published or administratively rules were dictated whose content would significantly affect this contract, the parties, by common agreement could modify it”.

SEVENTH. That in accordance with the aforementioned, the parties, by common agreement, come to modify the Insurance Contract referred in the Number First above, in the following terms: /a/ the amount of the maximum rate shall be modified as a percentage of the taxable remunerations of the affiliates covered by the Contract that allude to Article 5 of the particular conditions, which shall be 1,70%; /b/ the temporary rate shall be modified of the monthly taxable remunerations and incomes over which they have contributed in the previous month established in the Article 7 of the particular conditions, which shall be 1,0%. /c/ the current contract shall incorporate every and each of the rules of application for the new mortality tables issued by the Superintendency of Pension Fund Administrators through Circular Note 1,460, which shall be understood to integrally take part of the current insurance contract.

EIGHTH. The amendments introduced by the present instrument will be effective beginning on February 1, 2008.

NINTH. In the non amended portion, it governs each and every disposal contained in this insurance contract subscribed between the parties by public deed dated on December 22, 2004 executed in the Santiago Notarial Office of Mr. Eduardo Avello Concha. LEGAL CAPACITY: The legal capacity of Mr. Juan Carlos Reyes Madriaza to represent the Administradora de Fondos de Pensiones Provida S.A. as evidenced by registered deed dated January 12, 1999 and August 20, 2007 both executed in the Santiago Notarial Office of Mr. Eduardo Avello Concha. The legal capacity of Mr. Fernando Tafra Sturiza and Mr. James Murray Torrejon to represent BBVA Seguros de Vida S.A. as evidenced by registered deed dated June 23, 2003, executed in the Santiago Notarial Office of Mr. Jose Musalem Saffle. The legal capacity deeds are not inserted as they are known by the parties and by the Notary. In witness whereof, the parties appearing set their hands hereunto following a reading of these presents. A copy as provided. I ATTEST